P A P I L L O N   R E S O U R C E S   L I M I T E D

A N N U A L   F I N A N C I A L   R E P O R T

3 0   J U N E   2 0 1 4

ABN 96 119 655 891

CORPORATE DIRECTORY

DIRECTORS:	Ian Middlemas (Non-Executive Chairman)
Mark Connelly (Managing Director and CEO)
Robert Behets (Non-Executive Director)
Alec Pismiris (Non-Executive Director)

COMPANY SECRETARY:	Gregory Swan

REGISTERED AND PRINCIPAL OFFICE:	Level 11, BGC Centre
28 The Esplanade
Perth WA 6000

Tel: +61 8 9225 5400
Fax: +61 8 9321 2761

SHARE REGISTER:	Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

Tel: 1300 557 010
Int: +61 8 9323 2000
Fax: +61 8 9323 2033

STOCK EXCHANGE LISTING:	Australian Securities Exchange
Home Branch – Perth
2 The Esplanade
Perth WA 6000

ASX CODE:	PIR – Fully paid ordinary shares

BANKERS:	Australia and New Zealand Banking Group Limited

SOLICITORS:	Hardy Bowen Lawyers

AUDITOR:	Deloitte Touche Tohmastu

DIRECTORS’ REPORT 30 JUNE 2014

The Directors of Papillon Resources Limited present their report on the Consolidated Entity consisting of Papillon Resources Limited (‘Company’ or ‘Papillon’) and the entities it controlled at the end of, or during, the year ended 30 June 2014 (‘Consolidated Entity’ or ‘Group’).

CURRENT DIRECTORS AND OFFICERS

The names and details of the Group's directors in office at any time during the financial year or since the end of the financial year are:

Mr Ian Middlemas	Non-Executive Chairman
Mr Mark Connelly	Managing Director and CEO
Mr Robert Behets	Non-Executive Director
Mr Alec Pismiris	Non-Executive Director
Mr Peter Woodman	Non-Executive Director (resigned 12 June 2014)

Unless otherwise stated, Directors held their office from 1 July 2013 until the date of this report.

Mr Ian Middlemas B.Com, CA
Non-Executive Chairman

Mr Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr Middlemas was appointed a Director of the Company on 27 May 2011. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Paringa Resources Limited (October 2013 – present), Berkeley Resources Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Pacific Ore Limited (April 2010 – present), Wildhorse Energy Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), WCP Resources Limited (September 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Sierra Mining Limited (January 2006 – June 2014), Decimal Software Limited (Aviva) (July 2013 – April 2014), Global Petroleum Limited (April 2007 – December 2011) and Coalspur Mines Limited (March 2007 – October 2011).

Mr Mark Connelly B.Bus
Managing Director and Chief Executive Officer

Mr Connelly was previously Chief Operating Officer of Endeavour Mining Corporation, following its merger with Adamus Resources Limited, where he was Managing Director and CEO. Endeavour Mining operates four gold mines producing approximately 400,000 ounces per annum in Ghana, Mali, Burkina Faso and Côte d'Ivoire.

With over 28 years’ experience in the mining industry, Mr Connelly held senior executive positions with Newmont Mining Corporation and Inmet Mining Corporation prior to joining Adamus Resources. He has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe.

Mr Connelly was appointed a Director of the Company on 27 November 2012. During the three year period to the end of the financial year, Mr Connelly has held directorships in Manas Resources Limited (January 2013 – present), Ausdrill Limited (July 2012 – present), Endeavour Mining Corporation Limited (December 2011 – December 2012) and Adamus Resources Limited (March 2007 – December 2011).

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	1

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

CURRENT DIRECTORS AND OFFICERS (Continued)

Mr Robert Behets B.Sc (Hons), FAusIMM, MAIG
Non-Executive Director

Mr Behets is a geologist with over 25 years’ experience in the mineral exploration and mining industry in Australia and internationally. He held various senior management positions during a long career with WMC Resources Limited, including Manager Commercial - St Ives Gold Operations and Group Manager Exploration. Most recently, he was instrumental in the founding, growth and development of Mantra Resources Limited, an African focused uranium company, through to its acquisition by ARMZ for approximately A$1 billion in 2011.

Mr Behets has a strong combination of technical, commercial and managerial skills and extensive experience in exploration, mineral resource and ore reserve estimation, feasibility studies and operations across a range of commodities, including gold, uranium and base metals. He is a Fellow of The Australasian Institute of Mining and Metallurgy, a Member of the Australian Institute of Geoscientists and a current member of the Australasian Joint Ore Reserve Committee (JORC).

Mr Behets was appointed a Director of the Company on 29 May 2012. During the three year period to the end of the financial year, Mr Behets has held directorship in Berkeley Resources Limited (April 2012 – present).

Mr Alec Pismiris B.Com, AGIA, MAICD
Non-Executive Director

Mr Pismiris is currently a director of Capital Investment Partners Pty Ltd, a company which provides corporate advisory services. Since 1990 Mr Pismiris has served as a director and company secretary for various ASX listed companies as well as a number of unlisted public and private companies.

Mr Pismiris completed a Bachelor of Commerce degree at the University of Western Australia, is a member of the Australian Institute of Company Directors and an associate of the Governance Institute of Australia. Mr Pismiris has over 25 years’ experience in the securities, finance and mining industries.

Mr Pismiris was appointed a Director of the Company on 11 May 2006. During the three year period to the end of the financial year, Mr Pismiris has held directorships in Aguia Resources Limited (March 2014 – present), Cardinal Resources Ltd (November 2010 – present), Global Resources Corporation Limited (October 2013 – present), Mount Magnet South NL (August 2013 – present), Gladiator Resources Limited (December 2012 – March 2013), Horseshoe Metals Limited (May 2010 – May 2012) and Prairie Mining Limited (October 2002 – June 2012).

Mr Greg Swan B.Com, CA, AGIA, AFin
Company Secretary

Mr Swan is a Chartered Accountant and a member of the Governance Institute of Australia. He commenced his career with a large international chartered accounting firm and has since worked in the corporate office of a number of listed companies that operate in the resources sector. He has been involved with a number of African-focused exploration and development companies, including Mantra Resources Limited and Equatorial Resources Limited.

Mr Swan was appointed Company Secretary of the Company on 8 June 2012.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year consisted of the exploration and development of mineral resource projects located in Mali. No significant change in the nature of these activities occurred during the year.

OPERATING AND FINANCIAL REVIEW

Operations

Papillon is an ASX-listed emerging West African gold company focussed on the development of its Fekola gold project (‘Fekola’) in south western Mali. To reduce the risks associated with the development of Fekola, Papillon will soon merge with B2Gold Corp. (‘B2Gold’).

Highlights during, and subsequent to, the financial year end include:

(i)	Merger with B2Gold

In June 2014, the Company entered into a definitive Merger Implementation Agreement with B2Gold to combine the two companies at an agreed exchange ratio of 0.661 B2Gold shares for each Papillon share held. The merger will be implemented by way of a Scheme of Arrangement (‘Scheme’).

In September 2014, the Scheme became effective following approval by Papillon shareholders, B2Gold shareholders, and the Federal Court of Australia. Implementation of the Scheme and issue of the Scheme consideration is due to occur on or around 3 October 2014.

Combining Papillon and B2Gold will reduce the risks associated with the development of Fekola, as B2Gold generates substantial free cash flow that will supply significant funding for the development of Fekola and has a management team with a proven history in mine development and operations.

(ii)	Grant of Fekola Mining Permit

In February 2014, the Company was granted a Mining Permit to develop and mine Fekola. The Mining Permit is valid for a period of 30 years and covers the entire 75km2 area of the existing Fekola exploration permit. The Mining Permit, together with the Company’s previously granted Environmental Permit, are the final significant permitting requirements for the mine development and exploitation of gold at Fekola.

(iii)	Commencement of Definitive Feasibility Study

In March 2014, the Company commenced a Definitive Feasibility Study (‘DFS’) for Fekola. Lycopodium Minerals Pty Ltd (‘Lycopodium’) were appointed as Lead Engineer for the DFS. Lycopodium is a leading international project management and engineering firm with significant experience designing, constructing and commissioning gold plants in West Africa.

(iv)	Updated Mineral Resource Estimate for Fekola

In September 2013, the Company announced an updated Mineral Resource Estimate (‘MRE’) for Fekola comprising Measured and Indicated Resources of 4.64 million ounces of gold and Inferred Resources of 0.5 million ounces of gold at a lower cut-off grade of 1.0 g/t gold. In July 2014, the Company updated its Mineral Resource holdings to comply with the new JORC Code 2012 Edition.

Fekola Project Mineral Resource Estimates – July 2014
	Tonnage (million tonnes)	Grade (gold g/t)	Contained Gold (million ounces)
Fekola Main Zone Measured Resource	40.44	2.43	3.16
Fekola Main Zone Indicated Resource	19.57	2.35	1.48
Fekola Satellites Indicated Resource	2.07	2.00	0.13
Subtotal Measured & Indicated	62.07	2.39	4.77
Fekola Main Zone Inferred Resource	8.3	1.9	0.5
Fekola Satellites Inferred Resource	4.5	1.7	0.2
Total Resource	74.87	2.32	5.53

Notes:	The resource is reported at a lower cut-off grade of 1.0 g/t gold
The resource is estimated on a 100% basis of which 90% is attributable to the Company.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences occur due to rounding

(v)	Early site works at Fekola

In May 2014, the Company commenced early site clearing of the plant site and mine services area at Fekola. The early work will minimise the potential for delays once formal construction has commenced, in particular the impact of the wet season.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	3

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Operations (Continued)

(vi)	Additional Metallurgical Results for Fekola

Additional metallurgical test work completed as part of the DFS for Fekola supports the previous decision to implement a conventional primary crush, semi-autogenous grinding and ball mill (‘SABC’) circuit and a gravity concentration and a carbon-in-leach (‘CIL’) on gravity tails processing flowsheet for Fekola. The test work also indicated a number of improvements from the Pre-Feasibility Study (‘PFS’).

(vii)	New gold discovery at Menankoto Sud

Drilling at the Company’s recently granted Menankoto Sud Exploration Permit (‘Menankoto Sud’) has yielded extremely encouraging early stage results including 13 metres @ 7.13 g/t from 33 metres, 13 metres @ 2.36 g/t from 10 metres and 11 metres @ 2.16 g/t from 28 metres. The results were of similar widths and grades to the original Fekola discovery and have intersected analogous pellites, argillites and turbidite lithologies. Menankoto Sud is located approximately 13 kilometres to the north northeast of Fekola.

Results of Operations

The net loss of the Consolidated Entity attributable to members of the Company for the year ended 30 June 2014 was $8.4 million (2013: $6.4 million), an increase of $2.0 million compared with the previous year loss. The major items impacting on the net loss for 2014 were:

(i)	Employment expenses which increased from $2.0 million in 2013 to $2.1 million in 2014 due to the additional staffing requirements to support the growth and development of Fekola during 2014;

(ii)	Corporate and administration expenses which increased from $1.0 million in 2013 to $1.3 million in 2014 due to increased costs required to support the growth and development of Fekola during 2014;

(iii)	Litigation expenses of $1.2 million (2013: nil) incurred during the year in relation to the ongoing legal proceedings with Etablissements Zoumana Traoré SARL;

(iv)	Merger expenses of $0.6 million (2013: nil) incurred in 2014 in relation to the Company’s proposed merger with B2Gold; and

(v)

Share-based payment expenses which increased from $3.7 million in 2013 to $4.5 million in 2014 due to the accelerated vesting condition applied as a result of the change in control to incentive securities issued to key management personnel and other employees/consultants of the Group in the current and prior years. The expense results from the Group’s accounting policy of expensing the fair value (determined using an appropriate pricing model) of incentive securities granted on a straight-line basis over the vesting period of the options and rights.

Financial Position

At 30 June 2014, the Group had cash reserves of $43.3 million (2013: $53.4 million) with no debt. This puts the Group in a very strong financial position.

At 30 June 2014, the Company had net assets of $112.5 million (2013: $106.0 million), an increase of $6.5 million compared with the previous year. The major items impacting on net assets for 2014 were:

(i)	An increase in exploration and evaluation assets from $56.6 million in 2013 to $72.1 million in 2014 due to:

•

The Group’s accounting policy of capitalising exploration and evaluation expenditures incurred by the Group which totalled $15.4 million for 2014 (2013: $27.4 million) due to exploration and evaluation activities at Fekola which included an extensive drilling program, an upgraded MRE, and the commencement of a DFS; and

•

A positive foreign exchange difference of $0.3 million (2013: positive $7.9 million) resulting from the translation of the Group’s exploration and evaluation assets from functional currency (CFA francs) to the Group’s presentation currency (Australian dollars). The decrease in the foreign exchange difference is attributable to CFA francs (which is fixed to the Euro) depreciating against the Australian dollar during 2014; and

(ii)	A decrease in cash and cash equivalents from $53.4 million in 2013 to $43.3 million in 2014 due to:

•

Funds used during the year in relation to investing activities of $17.9 million, which includes cash payments for exploration and evaluation expenditures of $17.4 million as a result of the Group’s exploration and evaluation activities at Fekola as discussed above;

•	Net funds used during the year in relation to operating activities of $2.5 million relating to employment, administration, corporate, and occupancy costs; and

•	Proceeds from the exercise of 14.5 million Incentive Options to raise $10.4 million after costs.

Business Strategies and Prospects for Future Financial Years

To date, the Group has not commenced production of any minerals, nor has it identified an Ore Reserve in accordance with the JORC Code. The objective of the Group is to create long-term shareholder value through the development of its flagship Fekola Project located in south western Mali.

To achieve its objective, the Group’s current business strategy is to complete its proposed merger with B2Gold and successfully integrate the two companies. Combining the Group and B2Gold will reduce the risks associated with the development of Fekola, as B2Gold generates substantial free cash flow that will supply significant funding for the development of Fekola and has a management team with a proven history in mine development and operations.

On 23 September 2014, the Scheme became effective following approval by Papillon shareholders, B2Gold shareholders, and the Federal Court of Australia. Implementation of the Scheme and issue of the Scheme consideration is due to occur on or around 3 October 2014, at which time B2Gold will acquire the Group and Fekola.

Following completion of the merger with B2Gold, the development of Fekola remains inherently risky and the Board is unable to provide certainty Fekola will be developed by the merged entity. The material business risks faced by the merged entity that could have an effect on the future development of Fekola, include:

•

Commodity price fluctuation – The price of gold fluctuates widely and is affected by numerous factors beyond the control of the Company. Future production, if any, from the Company’s mineral properties will be dependent upon the price of gold being adequate to make these properties economic.

•

Mine development uncertainties – As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine.

•

Foreign country mining risk – The Group’s operations in the Republic of Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. The Republic of Mali is a developing country. There can be no assurances that the ongoing political uncertainty and violence in the Republic of Mali will not directly impact the Company’s operations; and

•

Litigation risk – All industries, including the mining industry, are subject to legal claims, with and without merit. Specifically, the Commercial Court of Bamako has accepted a claim by a local Malian company gainst the Group. The Group intends to appeal the decision to the Court of Appeal in Bamako. The proceedings are continuing and the Group remains exposed to the outcome of the proceedings. The continuation of these proceedings may delay or prevent the Group from commencing future commercial production at Fekola.

EARNINGS PER SHARE

	2014 Cents	2013 Cents

Basic and diluted loss per share	(2.46)	(2.24)

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	5

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

EMPLOYEES

	2014	2013

The number of full time equivalent people employed by the
Consolidated Entity at balance date	52	85

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve.

Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities.

There have been no significant known breaches by the Group during the financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

(i)	On 3 September 2013 the Company announced an updated MRE of 5.15 million ounces gold at Fekola estimated at 68.29 million tonnes averaging 2.35 g/t gold at a lower cut-off grade of 1.0 g/t gold;

(ii)

On 17 February 2014, the Company announced that it had been granted a Mining Permit by the Malian Government to develop and mine its flagship Fekola Gold Project. The Mining Permit is valid for 30 years;

(iii)	On 25 March 2014, the Company announced that it commenced the DFS for the Fekola Project and appointed Lycopodium as Lead Engineer for the DFS;

(iv)

On June 3, 2014, the Company entered into a definitive Merger Agreement with B2Gold Corp to combine the two companies at an agreed exchange ratio of 0.661 B2Gold shares for each Papillon share held. The merger will be implemented by way of a Scheme;

(v)	On June 12, 2014, Mr Peter Woodman resigned as a Director of the Company; and

(vi)	During the year ended 30 June 2014, a total of 14,500,000 unlisted options were exercised to raise gross proceeds of $10,410,000.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

(i)

On 23 September 2014, the Scheme became effective following approval by Papillon shareholders, B2Gold shareholders, and the Federal Court of Australia. Implementation of the Scheme and issue of the Scheme consideration is due to occur on or around 3 October 2014. Transaction costs incurred (or which are expected to be incurred) by Papillon in relation to the implementation of the Scheme are currently estimated at $6.15 million, comprising fees payable to financial advisors, legal advisors, independent experts, auditors, taxation advisers, share registry, printing and other associated costs. Of the total transaction costs, $0.64 million was incurred during the 2014 year and has been recognised in the financial statements as at 30 June 2014.

Other than as outlined above, at the date of this report, there are no matters or circumstances, which have arisen since 30 June 2014 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to 30 June 2014, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to 30 June 2014, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to 30 June 2014, of the Consolidated Entity.

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Interest in securities at the date of this report
	Ordinary Shares [1]	Incentive Options [2]	Performance Rights [3]
Mr Ian Middlemas	10,000,000	-	-
Mr Mark Connelly	236,000	-	1,840,000
Mr Robert Behets	747,700	1,000,000	528,000
Mr Alec Pismiris	4,000,000	-	-

Notes:

[1]	“Ordinary Shares” means fully paid Ordinary Shares in the capital of the Company.
[2]	“Incentive Options” means an option to subscribe for one Ordinary Share in the capital of the Company.
[3]	“Performance Rights” means Performance Rights issued by the Company that convert to one Ordinary Share in the capital of the Company upon vesting of various performance conditions.

SHARE OPTIONS

At the date of this report the following Incentive Options have been issued over unissued Ordinary Shares of the Company:

•	750,000 Incentive Options exercisable at $0.80 each on or before 20 September 2014;
•	300,000 Incentive Options exercisable at $0.50 each on or before 18 October 2014;
•	1,100,000 Incentive Options exercisable at $0.65 each on or before 18 October 2014;
•	250,000 Incentive Options exercisable at $0.61 each on or before 26 October 2014;
•	650,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015; and
•	500,000 Incentive Options exercisable at $1.20 each on or before 30 June 2015.

During the year ended 30 June 2014, 14,500,000 Ordinary Shares have been issued as a result of the exercise of 14,500,000 Incentive Options.

Subsequent to year end and up until the date of this report, no Ordinary Shares have been issued as a result of the exercise of Incentive Options.

Subsequent to year end and up until the date of this report, 4,932,000 Ordinary Shares have been issued as a result of the conversion of 4,932,000 Performance Rights (with expiry dates between 30 June 2015 and 30 June 2017) following the satisfaction of relevant change of control conditions.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Company has entered into Deeds of Indemnity with the Directors indemnifying them against certain liabilities and costs to the extent permitted by law.

The Group has paid premiums totalling $47,350 (2013: $49,963) in respect of Directors’ and Officers’ Liability Insurance and Company Reimbursement policies, which cover all Directors and officers of the Group against liabilities to the extent permitted by the Corporations Act 2001. The policy conditions preclude the Group from any detailed disclosures.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	7

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (‘KMP’) of the Group.

Details of Key Management Personnel

Details of the KMP of the Group during or since the end of the financial year are set out below:

Directors
Mr Ian Middlemas	Non-Executive Chairman
Mr Mark Connelly	Managing Director and CEO
Mr Robert Behets	Non-Executive Director
Mr Alec Pismiris	Non-Executive Director
Mr Peter Woodman	Non-Executive Director (resigned 12 June 2014)

Other KMP
Mr Guy de Grandpré	Managing Director – Mali
Mr Andrew Boyd	Manager Geoscience
Mr Peder Olsen	Project Manager (appointed 28 January 2014)
Mr Russell Bradford	Project Manager (resigned 22 December 2013)
Mr Hayden Locke	Corporate Executive
Mr Gregory Swan	Company Secretary

Unless otherwise disclosed, the KMP held their position from 1 July 2013 until the date of this report.

Remuneration Policy

The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors. In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

(a)	the Group is currently focused on undertaking exploration, appraisal and development activities;

(b)	risks associated with developing resource companies whilst exploring and developing projects; and

(c)

other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles and health care benefits.

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

Performance Based Remuneration – Short Term Incentive

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (‘KPI’s’), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). The Board currently assesses performance against these criteria annually on the anniversary of the executive’s start date.

In relation to the 2014 financial year, a total bonus sum of $326,247 (2013:$183,806) is payable to executives on achieving the KPIs set by the Board, which included: completion of positive 2014 drilling program at Fekola; completion of 2014 drilling program at Menankoto Sud which led to the new discovery; completion of positive 2014 metallurgical test work program at Fekola; completion of updated MRE at Fekola; commencement of DFS at Fekola; grant of Mining Permit for Fekola; completion of positive marketing activities; and entering into a definitive merger implementation agreement with B2Gold.

Performance Based Remuneration – Long Term Incentive

The Group has adopted a long-term incentive plan (‘LTIP’) comprising the “Papillon Performance Rights Plan” (the ‘Plan’) to reward KMP and key employees for long-term performance. Shareholders approved the renewal of the Plan in April 2014 at a General Meeting of Shareholders.

The Plan provides for the issuance of unlisted performance share rights (‘Performance Rights’) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve its corporate objectives the Company needs to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company's employment strategy and will:

(a)

enable the Company to recruit, incentivise and retain KMP and other eligible employees to assist with the completion of feasibility studies for the Fekola Project to achieve the Company’s strategic objectives;

(b)	link the reward of eligible employees with the achievements of strategic goals and the long term performance of the Company;

(c)	align the financial interests of eligible participants of the proposed Plan with those of Shareholders; and

(d)	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. The Performance Rights also vest where there is a change of control of the Company. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse. During the financial year, Performance Rights were granted to certain KMP and other employees with the following performance conditions:

(a)	Tranche 1 – Completion of a positive DFS before 30 June 2015;

(b)	Tranche 2 – Completion of an agreed percentage of project construction (to be determined by the Board no later than the completion of the DFS) before 30 June 2016; and

(c)	Tranche 3 – Achievement of first gold pour before 30 June 2017.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	9

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Performance Based Remuneration – Long Term Incentive (Continued)

In addition, the Group has previously chosen to provide unlisted incentive options (‘Incentive Options’) to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The Board’s policy was to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP were generally only of benefit if the KMP performed to the level whereby the value of the Group increased sufficiently to warrant exercising the Incentive Options granted. Other than service-based vesting conditions (if any), there were no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities at that time and the previously small management team responsible for its running, it was considered the performance of the KMP and the performance and value of the Group were closely related.

The Company prohibits executives entering into arrangements to limit their exposure to Incentive Options and Performance Rights granted as part of their remuneration package.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, Incentive Options and Performance Rights have been used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the Group. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their initial or ongoing services.

Fees for the Chairman are presently $60,000 per annum (2013: $60,000) and fees for Non-Executive Directors’ are presently set at $36,000 per annum (2013: $36,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

The Company prohibits non-executive directors entering into arrangements to limit their exposure to Incentive Options and Performance Rights granted as part of their remuneration package.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous five financial years. Discretionary annual cash bonuses are based upon achieving various non-financial key performance indicators as detailed under “Performance Based Remuneration – Short Term Incentive” and are not based on share price or earnings. However, as noted above, certain KMP are granted Performance Rights (and in the past have received Incentive Options) which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Emoluments of Directors and Other KMP

Details of the nature and amount of each element of the emoluments of each KMP of Papillon Resources Limited are as follows:

	Short-term benefits		Post-			Percentage
	Salary	Cash	employment	Share-based		performance
	& fees	bonus	benefits	payments	Total	related
2014	$	$	$	$	$	%
Directors
Mr Ian Middlemas	60,000	-	5,550	-	65,550	-
Mr Mark Connelly	350,000	150,000	17,790	1,650,845	2,168,635	83.04%
Mr Robert Behets[1]	42,000	-	3,330	593,360	638,690	92.90%
Mr Alec Pismiris	36,000	-	3,330	-	39,330	-
Mr Peter Woodman[2]	34,286	-	3,171	-	37,457	-
Other KMP
Mr Guy de Grandpré	498,822	91,247	142,015	404,502	1,136,586	43.62%
Mr Andrew Boyd	336,600	-	-	520,925	857,525	60.75%
Mr Russell Bradford[3]	42,940	-	-	27,217	70,157	38.79%
Mr Peder Olsen[4]	86,232	25,000	7,412	243,618	362,262	74.15%
Mr Hayden Locke	190,000	60,000	17,790	302,731	570,521	63.58%
Mr Gregory Swan[5]	-	-	-	390,431	390,431	100.00%
Total	1,676,880	326,247	200,388	4,133,629	6,337,144

Notes:

1.	During the year, Mr Behets was paid, or is payable, $36,000 for directors’ fees and $6,000 for additional consulting services provided during the year.
2.	Mr Woodman resigned effective 12 June 2014.
3.	Mr Bradford resigned effective 22 December 2013.
4.	Mr Olsen was appointed on 28 January 2014.
5.

Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid, or is payable, $237,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group.

	Short-term benefits		Post-			Percentage
	Salary	Cash	employment	Share-based		performance
	& fees	bonus	benefits	payments	Total	related
2013	$	$	$	$	$	%
Directors
Mr Ian Middlemas	60,000	-	-	-	60,000	-
Mr Mark Connelly [1]	210,897	50,000	9,925	888,900	1,159,722	80.96%
Mr Robert Behets [2]	158,250	-	3,240	109,787	271,277	40.47%
Mr Alec Pismiris	36,000	-	3,240	-	39,240	-
Mr Peter Woodman	36,000	-	3,240	57,038	96,278	59.24%
Other KMP
Mr Guy de Grandpré [3]	200,688	28,806	48,783	291,536	569,813	56.22%
Mr Andrew Boyd [4]	421,591	-	-	467,318	888,909	52.57%
Mr Russell Bradford	280,991	-	-	437,054	718,045	60.87%
Mr Hayden Locke	180,000	105,000	16,470	457,227	758,697	74.10%
Mr Gregory Swan [5]	-	-	-	194,467	194,467	100.00%
Total	1,584,417	183,806	84,898	2,903,327	4,756,448

Notes:

1.	Mr Connelly was appointed on 27 November 2012.
2.

During the year, Mr Behets was paid, or is payable, $36,000 for directors’ fees and $122,250 for additional consulting services during the year, including services provided as Acting Managing Director for the period from 1 July 2012 to 26 November 2012.

3.	Mr de Grandpré was appointed on 31 December 2012.
4.	Mr Boyd was appointed on 1 July 2012.
5.

Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid, or is payable, $222,000 for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Group.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	11

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Incentive Options and Performance Rights Granted to KMP

Details of Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:

				Exercise	Grant Date
		Grant	Expiry	Price	Fair Value[1]	Number	Number
2014	Rights	Date	Date	$	$	Granted	Vested
Directors
Mr Mark Connelly	Rights	10-Apr-14	30-Jun-16	-	1.3750	200,000	-
	Rights	10-Apr-14	30-Jun-17	-	1.3750	300,000	-
Other KMP
Mr Andrew Boyd	Rights	7-Apr-14	30-Jun-16	-	1.2800	36,000	-
	Rights	7-Apr-14	30-Jun-17	-	1.2800	54,000	-
Mr Peder Olsen	Rights	24-Jan-14	30-Jun-15	-	1.2550	100,000	-
	Rights	24-Jan-14	30-Jun-16	-	1.2550	100,000	-
	Rights	24-Jan-14	30-Jun-17	-	1.2550	100,000	-
Mr Hayden Locke	Rights	8-Apr-14	30-Jun-16	-	1.2550	74,000	-
	Rights	8-Apr-14	30-Jun-17	-	1.2550	111,000	-
Mr Greg Swan	Rights	7-Apr-14	30-Jun-16	-	1.2800	74,000	-
	Rights	7-Apr-14	30-Jun-17	-	1.2800	111,000	-

Notes:

1.	For details on the valuation of Performance Rights, including models and assumptions used, please refer to Note 18 to the financial statements.
2.	Each Performance Right converts into one Ordinary Share of Papillion Resources Limited.

Details of the value of Incentive Options granted, exercised or lapsed for each KMP of the Group during the financial year are as follows:

2014	Value of Option granted during the Year $	Value of Options exercised during the year $	Net other change during the year $	Value of Options included in remuneration for the year $	Remuneration for the year that consists of Options %
Directors
Mr Ian Middlemas	-	6,000,000[1]	-	-	-
Mr Robert Behets	-	570,000[2,3]	-	-	-
Other KMP
Mr Andrew Boyd	-	135,000[4]	-	-	-
Mr Hayden Locke	-	-	(653,694)	52,248	9.16%
Total	-	6,705,000	(653,694)	52,248	-

Notes:

1.

On 26 June 2014, Mr Middlemas exercised 5,000,000 Incentive Options. The value of Incentive Options exercised is calculated using the closing price on that date ($1.90) less the exercise price ($0.70). These Incentive Options were subscribed for by Mr Middlemas on terms no more favourable than those to other unrelated parties.

2.

On 26 June 2014, Mr Behets exercised 100,000 Unlisted Options. The value of Unlisted Options exercised is calculated using the closing price on that date ($1.90) less the exercise price ($0.70). These Incentive Options were subscribed for by Mr Behets on terms no more favourable than those to other unrelated parties.

3.	On 26 June 2014, Mr Behets exercised 500,000 Unlisted Options. The value of Unlisted Options exercised is calculated using the closing price on that date ($1.90) less the exercise price ($1.00).

4.	On 26 June 2014, Mr Boyd exercised 150,000 Unlisted Options. The value of Unlisted Options exercised is calculated using the closing price on that date ($1.90) less the exercise price ($1.00).

Equity Instruments held by KMP

Option and Performance Right holdings of Key Management Personnel

							Vested and
						Held at	exercisable
	Held at	Granted as			Net other	30 June	at 30 June
2014	1 July 2013	Remuneration	Exercised	Lapsed	change	2014	2014
Directors
Mr Ian Middlemas	5,000,000	-	(5,000,000)	-	-	-	-
Mr Mark Connelly	1,340,000	500,000	-	-	-	1,840,000	-
Mr Robert Behets	2,128,000	-	(600,000)	-	-	1,528,000	1,000,000
Mr Alec Pismiris	-	-	-	-	-	-	-
Mr Peter Woodman	1,100,000	-	-	-	-	1,100,000[2]	-
Other KMP
Mr Guy de Grandpré	380,000	-	-	-	-	380,000	-
Mr Andrew Boyd	725,000	90,000	(150,000)	-	-	665,000	150,000
Mr Russell Bradford	553,000	-	-	(503,000)	-	50,000[2]	-
Mr Peter Olsen	-[1]	300,000	-	-	-	300,000	-
Mr Hayden Locke	2,608,000	185,000	-	-	(1,750,000)	1,043,000	750,000
Mr Gregory Swan	249,000	185,000	-	-	-	434,000	-
Total	14,083,000	1,260,000	(5,750,000)	(503,000)	(1,750,000)	7,340,000	1,900,000

Notes:
1. As at date of appointment.
2. As at date of resignation.

							Vested and
						Held at	exercisable
	Held at	Granted as			Net other	30 June	at 30 June
2013	1 July 2012	Remuneration	Exercised	Lapsed	change	2013	2013
Directors
Mr Ian Middlemas	5,000,000	-	-	-	-	5,000,000	5,000,000
Mr Mark Connelly	-[1]	1,576,000	(236,000)	-	-	1,340,000	-
Mr Robert Behets	1,600,000	528,000	-	-	-	2,128,000	1,600,000
Mr Alec Pismiris	1,000,000	-	(1,000,000)	-	-	-	-
Mr Peter Woodman	1,100,000	-	-	-	-	1,100,000	1,100,000
Other KMP
Mr Guy de Grandpré	-[1]	475,000	(95,000)	-	-	380,000	-
Mr Andrew Boyd	135,000[1]	775,000	(185,000)	-	-	725,000	300,000
Mr Russell Bradford	100,000	651,000	(198,000)	-	-	553,000	-
Mr Hayden Locke	2,500,000	108,000	-	-	-	2,608,000	1,200,000
Mr Gregory Swan	58,199	293,000	(102,199)	-	-	249,000	-
Total	11,493,199	4,406,000	(1,816,199)	-	-	14,083,000	9,200,000

Notes:
1. As at date of appointment.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	13

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Shareholdings of Key Management Personnel

		Options
		Exercised/
	Held at	Rights	Other		Net Change	Held at
2014	1 July 2013	Converted	Purchases	Sales	Other	30 June 2014
Directors
Mr Ian Middlemas	5,000,000	5,000,000	-	-	-	10,000,000
Mr Mark Connelly	236,000	-	-	-	-	236,000
Mr Robert Behets	147,700	600,000	-	-	-	747,700
Mr Alec Pismiris	4,000,000	-	-	-	-	4,000,000
Mr Peter Woodman	151,500	-	-	-	-	151,500[2]
Other KMP
Mr Guy de Grandpré	95,000	-	-	-	-	95,000
Mr Andrew Boyd	247,500	150,000	-	-	-	397,500
Mr Russell Bradford	198,000	-	-	-	-	198,000[2]
Mr Peder Olsen	-[1]	-	-	-	-	-
Mr Hayden Locke	-	-	-	-	-	-
Mr Gregory Swan	182,199	-	-	-	-	182,199
Total	10,257,899	5,750,000	-	-	-	16,007,899

Notes:
1. As at date of appointment.
2. As at date of resignation.

		Options
		Exercised/
	Held at	Rights	Other		Net Change	Held at
2013	1 July 2012	Converted	Purchases	Sales	Other	30 June 2013
Directors
Mr Ian Middlemas	5,000,000	-	-	-	-	5,000,000
Mr Mark Connelly	-[1]	236,000	-	-	-	236,000
Mr Robert Behets	147,700	-	-	-	-	147,700
Mr Alec Pismiris	3,000,000	1,000,000	-	-	-	4,000,000
Mr Peter Woodman	151,500	-	-	-	-	151,500
Other KMP
Mr Guy de Grandpré	- [1]	95,000	-	-	-	95,000
Mr Andrew Boyd	62,500[1]	185,000	-	-	-	247,500
Mr Russell Bradford	120,000	198,000	-	(120,000)	-	198,000
Mr Hayden Locke	-	-	-	-	-	-
Mr Gregory Swan	80,000	102,199	-	-	-	182,199
Total	8,561,700	1,816,199	-	(120,000)	-	10,257,899

Notes:
1. As at date of appointment.

Employment Contracts with Directors and KMP

Mr Connelly, Managing Director and CEO, has a contract of employment with the Company dated 27 November 2012 that specifies the duties and obligations to be fulfilled by the Managing Director. The contract is a rolling annual period from the commencement date and may be terminated by either party by giving three months’ notice. Effective 1 July 2013, Mr Connelly receives a fixed remuneration component of $350,000 per annum and a discretionary annual bonus of up to $150,000 per annum to be paid upon achieving key performance indicators, as agreed with by the Board.

Mr de Grandpré, in-country Managing Director – Mali, has a contract of employment with the Company that specifies the duties and obligations to be fulfilled by the Managing Director – Mali. The contract may be terminated by either party by giving 3 months’ notice. Mr de Grandpré receives a fixed remuneration component of EUR 220,000 per annum net of taxes and a discretionary annual bonus of up to EUR 40,000 per annum to be paid upon achieving key performance indicators, as agreed with by the Board.

Mr Boyd, Manager Geoscience, has a services contract with the Company dated 1 July 2012. The contract specifies the duties and obligations to be fulfilled by the Manager Geoscience and may be terminated by either party by giving one months’ notice. Mr Boyd receives an amount of $2,000 per day. The contract includes a ‘minimum commitment’ of 60 days’ work over the initial 6 month period (from the Commencement Date) at a notional rate of 10 days’ work per month.

Mr Olsen, Project Manager, has a contract of employment with the Company dated 21 January 2014. The contract specifies the duties and obligations to be fulfilled by the Project Manager. The contract may be terminated by either party by giving three months’ notice. Mr Olsen receives a fixed remuneration component of $200,000 per annum and a discretionary annual bonus of up to $60,000 per annum to be paid upon Mr Olsen achieving key performance indicators, as agreed with by the Board.

Mr Locke, Corporate Executive, has a contract of employment with the Company dated 2 August 2011. The contract specifies the duties and obligations to be fulfilled by the Corporate Executive. The contract may be terminated by either party by giving two months’ notice. Effective 1 July 2013, Mr Locke receives a fixed remuneration component of $190,000 per annum and a discretionary annual bonus of up to $60,000 per annum to be paid upon Mr Locke achieving key performance indicators, as agreed with by the Board.

End of Remuneration Report.

DIRECTORS’ MEETINGS

The number of meetings of Committees of Directors held during the year and the number of meetings attended by each Committee member was as follows:

	Board Meetings		Audit Committee		Remuneration Committee
	Number
	eligible to	Number	Number eligible	Number	Number eligible	Number
	attend	attended	to attend	attended	to attend	attended
Mr Ian Middlemas	3	3	2	2	1	1
Mr Mark Connelly	3	3	-	-	-	-
Mr Robert Behets	3	3	-	-	-	-
Mr Alec Pismiris	3	3	2	2	1	1
Mr Peter Woodman	3	2	2	1	1	-

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	15

DIRECTORS’ REPORT
30 JUNE 2014
(Continued)

NON-AUDIT SERVICES

There were no non-audit services provided by the Group’s auditor (or by another person or firm on the auditor's behalf) during the financial year (2013: nil).

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2014 has been received and can be found on page 17 of the Directors' Report.

ROUNDING TO THE NEAREST THOUSAND DOLLARS

The Company is of a kind referred to in ASIC Class Order 98/100, dated 10 July 1998, and in accordance with that Class Order, amounts in the directors’ report and the consolidated financial report are rounded off to the nearest thousand dollars and noted ($’000), unless otherwise indicated.

Signed in accordance with a resolution of the directors.

MARK CONNELLY
Managing Director and CEO

26 September 2014

Competent Person Statements

The information in this report that relates to Exploration Results is based on, and fairly represents, information compiled by Mr Andrew Boyd of Cairn Geoscience Limited. Mr Boyd is a Member of the Australian Institute of Geoscientists and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Boyd consents to the inclusion in this Report of the statements based on his information in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on, and fairly represents, information compiled by Mr Nic Johnson of MPR Geological Consultants. Mr Johnson is a Member of the Australian Institute of Geoscientists and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Johnson consents to the inclusion in this Report of the statements based on his information in the form and context in which it appears.

Forward Looking Statements

Statements regarding plans with respect to the Company’s mineral properties are forward-looking statements. There can be no assurance that the Company’s plans for development of its mineral properties will proceed as currently expected. There can also be no assurance that the Company will be able to confirm the presence of additional mineral deposits, that any mineralisation will prove to be economic or that a mine will successfully be developed on any of the Company’s mineral properties.

AUDITOR’S INDEPENDENCE DECLARATION

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	17

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2014

	Notes	2014	2013
		$’000	$’000

Continuing operations
Revenue	2 (a)	1,699	1,231
Employment expenses	3 (c)	(2,133)	(1,959)
Corporate and administration expenses		(1,326)	(1,059)
Litigation expenses		(1,155)	-
Merger expenses		(638)	-
Occupancy expenses		(234)	(196)
Exploration and evaluation expenses	3 (a)	(33)	(83)
Share-based payment expenses	3 (c)	(4,492)	(3,737)
Deferred acquisition expenses		-	(550)
Depreciation expense	3 (b)	(51)	(39)
Loss before income tax		(8,363)	(6,392)
Income tax expense	4	-	-
Loss for the year		(8,363)	(6,392)

Loss attributable to members of Papillon Resources Limited		(8,363)	(6,386)
Loss attributable to non-controlling interests		-	(6)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		24	7,475
Other comprehensive income/(loss) for the year, net of tax		24	7,475
Total comprehensive income/(loss) for the year		(8,339)	1,083

Total comprehensive income/(loss) attributable to members of Papillon Resources Limited		(8,344)	449
Total comprehensive income/(loss) attributable to non- controlling interests		5	634

Basic and diluted loss per share from continuing operations (cents per share)	14	(2.46)	(2.24)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
AS AT 30 JUNE 2014

	Notes	2014	2013
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	6	43,289	53,382
Trade and other receivables	7	824	1,039
Total Current Assets		44,113	54,421

Non-current Assets
Property, plant and equipment	8	1,492	1,553
Exploration and evaluation assets	9	72,196	56,556
Total Non-current Assets		73,688	58,109

TOTAL ASSETS		117,801	112,530

LIABILITIES
Current Liabilities
Trade and other payables	10	5,315	6,557
Total Current Liabilities		5,315	6,557

TOTAL LIABILITIES		5,315	6,557

NET ASSETS		112,486	105,973

EQUITY
Contributed equity	11 (a)	127,143	114,368
Reserves	12	11,870	9,774
Accumulated losses		(27,414)	(19,051)
Equity attributable to members of Papillon Resources
Limited		111,599	105,091
Non-controlling interest	25	887	882

TOTAL EQUITY		112,486	105,973

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	19

CONSOLIDATED STATEMENT OF
CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2014

		Share	Foreign
		Based	Currency		Non-
	Ordinary	Payments	Translation	Accumulated	Controlling	Total
	Shares	Reserve	Reserve	Losses	Interest	Equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2013	114,368	5,219	4,555	(19,051)	882	105,973
Net loss for the year	-	-	-	(8,363)	-	(8,363)
Other comprehensive income:
Exchange differences on translation of foreign operations	-	-	19	-	5	24
Total comprehensive loss for the year	-	-	19	(8,363)	5	(8,339)

Transactions with owners recorded directly in equity
Exercise of options	12,825	(2,415)	-		-	10,410
Share issue costs	(50)	-	-		-	(50)
Recognition of share-based payments	-	4,492	-	-	-	4,492
Balance at 30 June 2014	127,143	7,296	4,574	(27,414)	887	112,486

Balance at 1 July 2012	51,109	3,048	(2,280)	(10,989)	266	41,154
Net loss for the year	-	-	-	(6,386)	(6)	(6,392)
Other comprehensive income:
Exchange differences on translation of foreign operations	-	-	6,835	-	640	7,475
Total comprehensive loss for the year	-	-	6,835	(6,386)	634	1,083

Transactions with owners recorded directly in equity
Issue of ordinary shares	52,930	-	-	-	-	52,930
Exercise of options	10,852	(311)	-	-	-	10,541
Conversion of rights	1,255	(1,255)	-	-	-	-
Acquisition of non-controlling interests	1,029	-	-	(1,676)	(18	(665)
Share issue costs	(2,807)	-	-	-	-	(2,807)
Recognition of share-based payments	-	3,737	-	-	-	3,737
Balance at 30 June 2013	114,368	5,219	4,555	(19,051)	882	105,973

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASHFLOWS AS AT 30 JUNE 2014

	Notes	2014	2013
		$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees and others		(4,456)	(3,494)
Interest received		1,911	1,070
NET CASH FLOWS USED IN OPERATING ACTIVITIES	13 (a)	(2,545)	(2,424)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for exploration and evaluation		(17,424)	(25,623)
Payments for property, plant and equipment		(486)	(736)
Payments for deferred acquisition cost		-	(550)
Payment for acquisitions of non-controlling interests		-	(24)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(17,910)	(26,933)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		10,410	63,471
Payments for share issue costs		(50)	(2,808)
NET CASH FLOWS FROM FINANCING ACTIVITIES		10,360	60,663

Net (decrease)/increase in cash and cash equivalents		(10,095)	31,306
Net foreign exchange differences		2	67
Cash and cash equivalents at beginning of year		53,382	22,009
CASH AND CASH EQUIVALENTS AT END OF YEAR	6	43,289	53,382

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	21

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014

1.        STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Papillon Resources Limited (‘Papillon’ or ‘Company’) and its consolidated entities (‘Consolidated Entity’ or ‘Group’) for the year ended 30 June 2014 are stated to assist in a general understanding of the financial report.

Papillon is a Company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (‘ASX’).

The financial report of the Group for the year ended 30 June 2014 was authorised for issue in accordance with a resolution of the Directors on 26 September 2014.

(a)        Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (‘AASBs’) and other authoritative pronouncements of the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. The Group is a for-profit entity for the purposes of preparing the consolidated financial statements.

The financial report has been prepared on a historical cost basis. The financial report is presented in Australian dollars.

The Company is of a kind referred to in ASIC Class Order 98/100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors’ Report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The consolidated financial statements have been prepared on a going concern basis which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

(b)        Statement of Compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for the current annual reporting period.

As a consequence of the adoption of AASB 2011-4 amendments to AASB 124 ‘Related Party Disclosures’, the individual Key Management Personnel disclosure previously required in notes has been removed and included in the remuneration report. The adoption of AASB 2011-8 Amendments to AASB 13 ‘Fair Value Measurement’ has resulted in an additional disclosure in the Group’s notes to the consolidated financial statements.

Details of the impact of the adoption of these new accounting standards are set out in the individual accounting policy notes to follow.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended 30 June 2014. These are outlined in the table overleaf:

Reference	Title		Summary		Application	Impact on	Application
					date of	Group financial	date for
					standard	report	Group

AASB 9/ IFRS 9	Financial Instruments

On 24 July 2014 The IASB issued the final version of IFRS 9 which replaces IAS 39 and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting.

The AASB is yet to issue the final version of AASB 9. A revised version of AASB 9 (AASB 2013-9) was issued in December 2013 which included the new hedge accounting requirements, including changes to hedge effectiveness testing, treatment of hedging costs, risk components that can be hedged and disclosures.

					1 January 2018	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2018

AASB 9 includes requirements for a simplified approach for classification and measurement of financial assets compared with the requirements of AASB 139.
The main changes are described below:
		(a)	Financial assets that are debt instruments will be classified based on (1) the objective of the entity's business model for managing the financial assets; (2) the characteristics of the contractual cash flows.
		(b)	Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.
		(c)	Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.
		(d)	Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:
			a.	The change attributable to changes in credit risk are presented in other comprehensive income (OCI)
			b.	The remaining change is presented in profit or loss
AASB 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognised in profit or loss.

Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7, AASB 2010-10 and AASB 2014-1 – Part E.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	23

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Statement of Compliance (Continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 1031	Materiality

Revised AASB 1013 is an interim standard that cross references to other standards and the Framework for the Preparation and Presentation of Financial Statements that contain guidance on materiality.

The AASB is progressively removing references to AASB 1031 in all Standards and Interpretations, and once all these references have been removed, AASB 1031 will be withdrawn

			1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
Interpretation 21	Levies	This Interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs. Applying the going concern assumption does not create a constructive obligation.	1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
AASB 2012-3	Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities	AASB 2012-3 adds application guidance to AASB 132 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.	1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
AASB 2013-3	Amendments to Australian Accounting Standards – Recoverable Amount Disclosu res for Non- Financial Assets [AASB 136]	AASB 2013-3 amends the disclosure requirements in AASB 136 Impairment of Assets. The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.	1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
AASB 2013-4	Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting [AASB 139]	AASB 2013-4 amends AASB 139 to permit the continuation of hedge accounting in specified circumstances where a derivative, which has been designated as a hedging instrument, is novated from one counterparty to a central counterparty as a consequence of laws or regulations.	1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
AASB 2013-5	Amendments to Australian Accounting Standards – Investment Entities [AASB 1, AASB 3, AASB 7, AASB 10, AASB 12, AASB 107, AASB 112, AASB 124, AASB 127, AASB 132, AASB 134 & AASB 139]

These amendments define an investment entity and require that, with limited exceptions, an investment entity does not consolidate its subsidiaries or apply AASB 3 Business Combinations when it obtains control of another entity.

These amendments require an investment entity to measure unconsolidated subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

These amendments also introduce new disclosure requirements for investment entities to AASB 12 and AASB 127.

			1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014

Reference	Title	Summary		Application date of standard	Impact on Group financial report	Application date for Group
AASB 2013-7	Amendments to AASB 1038 arising from AASB 10 in relation to Consolidation and Interests of Policyholders [AASB 1038]	AASB 2013-7 removes the specific requirements in relation to consolidation from AASB 1038, which leaves AASB 10 as the sole source for consolidation requirements applicable to life insurer entities.		1 January 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
AASB 2013-9	AASB 2013- 9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments	Part A of AASB 2013-9 makes consequential amendments arising from the issuance of AASB CF-1 noted below.

Part B makes amendments to particular Australian Accounting Standards to delete references to AASB 1031 and minor editorial amendments to various standards.

		Part C makes amendments to a number of Australian Standards including incorporating Chapter 6 ‘Hedge Accounting’ into AASB 9 Financial Instruments.		20 December 2013 1 January 2014 1 January 2015	These amendments are not expected to have any significant impact on the Group's financial report	1 July 2014 1 July 2014 July 2015
AASB 2014-1 Part B Amendments to AASB 119	Amendments to Australian Accounting Standards - Part B Defined Benefit Plans: Employee Contributions (Amendments to AASB 119)	AASB 2014-Part B makes amendments in relation to the requirements for contributions from employees or third parties that are set out in the formal terms of the benefit plan and linked to service.

		The amendments clarify that if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service.		1 July 2014	These amendments are not expected to have any significant impact on the Group's financial report	1 July 2014
AASB 2014-1 Part A- Annual Improvements 2010–2012 Cycle	Amendments to Australian Accounting Standards - Part A Annual Improvements to IFRSs 2010– 2012 Cycle	This standard sets out amendments to Australian Accounting Standards arising from the issuance by the International Accounting Standards Board (IASB) of International Financial Reporting Standards (IFRSs) Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. Annual Improvements to IFRSs 2010–2012 Cycle addresses the following items:
				1 July 2014	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
		•	AASB 2 - Clarifies the definition of 'vesting conditions' and 'market condition' and introduces the definition of 'performance condition' and 'service condition'.
		•	AASB 3 - Clarifies the classification requirements for contingent consideration in a business combination by removing all references to AASB 137.
		•	AASB 8 - Requires entities to disclose factors used to identify the entity's reportable segments when operating segments have been aggregated. An entity is also required to provide a reconciliation of total reportable segments' asset to the entity's total assets.
		•	AASB 116 & AASB 138 - Clarifies that the determination of accumulated depreciation does not depend on the selection of the valuation technique and that it is calculated as the difference between the gross and net carrying amounts.
		•	AASB 124 - Defines a management entity providing KMP services as a related party of the reporting entity. The amendments added an exemption from the detailed disclosure requirements in paragraph 17 of AASB 124 for KMP services provided by a management entity. Payments made to a management entity in respect of KMP services should be separately disclosed.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	25

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Statement of Compliance (Continued)

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 2014-1 Part A -Annual Improvements 2011–2013 Cycle	Amendments to Australian Accounting Standards - Part A Annual Improvements to IFRSs 2011– 2013 Cycle	Annual Improvements to IFRSs 2011–2013 Cycle addresses the following items:	1 July 2014	These amendments are not expected to have any significant Group's impact on financial the report.	1 July 2014
• AASB 13 - Clarifies that the portfolio exception in paragraph 52 of AASB 13 applies to all contracts within the scope of AASB 139 or AASB 9, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132.
• AASB 40 - Clarifies that judgment is needed to determine whether an acquisition of investment property is solely the acquisition of an investment property or whether it is the acquisition of a group of assets or a business combination in the scope of AASB 3 that includes an investment property. That judgment is based on guidance in AASB 3.
AASB CF 2013 - 1	Amendments to the Australian Framework, AASB 2013 - 9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments	This amendment has incorporated IASB’s Chapter 1 and 3 Conceptual Framework for Financial Reporting as an Appendix to the Australian Framework for the Preparation and Presentation of Financial Statements. As a result the Australian Conceptual Framework now supersedes the objective and the qualitative characteristics of financial statements, as well as the guidance previously available in Statement of Accounting Concepts SAC 2 ‘Objective of General Purpose Financial Reporting’.	20 December 2013	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2014
IFRS 14	Interim standard on regulatory deferral accounts	This interim standard provides first-time adopters of IFRS with relief from derecognising rate-regulated assets and liabilities until a comprehensive project on accounting for such assets and liabilities is completed by the IASB. It is intended to encourage rate-regulated entities to adopt IFRS while bridging the gap with entities that already apply IFRS, but do not recognise regulatory deferral accounts.	1 January 2016	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2016

Reference	Title	Summary	Application	Impact on Group	Application
			date of	financial report	date for
			standard		Group

IFRS 15	Revenue from Contracts with Customers	IFRS 15 establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.	1 January 2017	These amendments are not expected to have any significant impact on the Group's financial report.	1 July 2017
IFRS 15 supersedes:
(a) IAS 11 Construction Contracts
(b) IAS 18 Revenue
(c) IFRIC 13 Customer Loyalty Programmes
(d) IFRIC 15 Agreements for the Construction of Real Estate
(e) IFRIC 18 Transfers of Assets from Customers
(f) SIC-31 Revenue—Barter Transactions
Involving Advertising Services The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:
(a) Step 1: Identify the contract(s) with a customer
(b) Step 2: Identify the performance obligations in the contract
(c) Step 3: Determine the transaction price
(d) Step 4: Allocate the transaction price to the performance obligations in the contract
(e) Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Early application of this standard is permitted.

(c)        Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at 30 June 2014 and the results of all subsidiaries for the year then ended. Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, is exposed or has rights to variable returns from its involvement and has the ability to use its power to affect the returns of those entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated.

Non-controlling interests are allocated their share of net profit after tax in the statement of comprehensive income and are presented within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	27

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Foreign Currencies

(i)        Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the Company's functional and presentation currency.

(ii)        Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of comprehensive income.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of comprehensive income.

(iii)        Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and

  income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

(e)        Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

(f)        Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due and are interest free.

(g)        Investments and Other Financial Assets

(i)        Classification

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value though profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the statement of financial position.

Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the reporting date.

(ii)        Recognition and derecognition

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)        Subsequent measurement

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest rate method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the statement of comprehensive income in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the investments available for sale reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously reported in equity are included in the statement of comprehensive income as gains and losses on disposal or impairment of investment securities.

(iv)        Impairment

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is transferred from equity to the statement of comprehensive income. Impairment losses recognised in the statement of comprehensive income on equity instruments classified as held for sale are not reversed through the statement of comprehensive income.

(h)        Property, Plant and Equipment

All plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the statement of comprehensive income during the reporting period in which they are incurred.

Depreciation of plant and equipment is calculated on a straight-line basis to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term. The rates vary between 7% and 20% per annum. Depreciation on all plant and equipment that are used for exploration activities are capitalised as part of exploration and evaluation costs held on the statement of financial position.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement of comprehensive income.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	29

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6

Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred is capitalised and recognised as an exploration and evaluation asset. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

•

exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(j)        Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

(k)        Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)        Revenue Recognition

Revenues are recognised at the fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

(m)        Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(n)        Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(o)        Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of Ordinary Shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(p)        Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	31

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors. Operating segments have been identified based on the information provided to the chief operating decision makers – being the executive management team.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(r)        Business Combinations

Acquisitions of subsidiaries that are regarded as carrying on a business are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant Standards. Changes in the fair value of contingent consideration classified as equity are not recognised.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3(2008) are recognised at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with AASB 112 Income Taxes and AASB 119 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share based payment awards are measured in accordance with AASB 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

(s)        Acquisition of Assets

A group of assets may be acquired in a transaction which is not a business combination. In such cases the cost of the group is allocated to the individual identifiable assets (including intangible assets that meet the definition of and recognition criteria for intangible assets in AASB 138) acquired and liabilities assumed on the basis of their relative fair values at the date of purchase.

(t)        Discontinued Operations

A discontinued operation is a component of the entity that has been disposed or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately on the face of the statement of comprehensive income and the assets and liabilities are presented separately on the face of the statement of financial position

(u)        Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)        Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(w)        Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Leases where a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 24). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(x)        Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	33

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

1.        STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)        Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using an appropriate option pricing model. Further details on how the fair value of equity-settled share based payments has been determined can be found in Note 18.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the option premium reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(z)        Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

  Share-Based Payments (Note 18)

  Exploration and Evaluation Assets (Note 9)

2.	REVENUE AND OTHER INCOME

	2014	2013
	$’000	$’000

(a) Revenue
Interest income	1,699	1,231
	1,699	1,231

3.	EXPENSES

		2014	2013
	Note	$’000	$’000

(a) Exploration and evaluation expenses
Write-off of capitalised exploration and evaluation expenditure[1]	9	-	(64)
Impairment of GST/VAT receivables	7	(33)	(19)
Exploration and evaluation expense included in profit or loss		(33)	(83)

(b) Depreciation and amortisation
Depreciation of plant and equipment	8	(589)	(440)
Depreciation capitalised as exploration and evaluation assets		538	401
Depreciation and amortisation expense included in profit or loss		(51)	(39)

(c) Employee benefits expense (including KMP)
Wages and salaries		(4,223)	(4,294)
Cash bonuses		(394)	(184)
Defined contribution plans		(700)	(465)
Travel expenses		(746)	(617)
Employment expenses capitalised as exploration and evaluation assets		3,930	3,601
Employment expenses included in profit or loss		(2,133)	(1,959)
Share-based payment expenses included in profit or loss	18	(4,492)	(3,737)
Total employee benefits expense included in profit or loss		(6,625)	(5,696)

Notes:

1	Relates to the write-off of capitalised exploration and evaluation expenditure as a result of the relinquishment and/or lapse of certain non-core exploration tenements.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	35

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

4.          INCOME TAX

	2014	2013
Note	$’000	$’000

(a) Recognised in the statement of comprehensive income
Current income tax
Current income tax benefit in respect of the current year	-	-
Deferred income tax
Relating to origination and reversal of temporary differences	(871)	(703)
Adjustments in respect of deferred income tax of previous years	(138)	251
Deferred tax assets not brought to account	1,009	452
Income tax reported in the statement of comprehensive income	-	-

(b) Reconciliation between tax expense and accounting profit/(loss) before income tax
Accounting loss before income tax	(8,363)	(6,392)

At the domestic income tax rate of 30% (2013: 30%)	(2,509)	(1,918)
Expenditure not allowable for income tax purposes	1,645	1,383
Income not assessable for income tax purposes	-	-
Capital allowances	(3)	(168)
Capital works deductions	(4)	-
Adjustments in respect of current income tax of previous years	(138)	251
Deferred tax assets not brought to account	1,009	452
Income tax expense attributable to profit/(loss)	-	-

(c) Deferred Tax Assets and Liabilities
Deferred income tax at 30 June relates to the following:
Deferred Tax Assets:
Capital allowances	471	642
Accrued expenditure	5	13
Provisions	178	246
Revenue tax losses	3,208	1,812
DTA used to offset DTL	(139)	-
DTA not brought to account	(3,723)	(2,713)
	-	-
Deferred Tax Liabilities:
Prepayments	48	-
Accrued Interest	91	-
DTA used to offset DTL	(139)	-
	-	-

The Group’s losses include losses incurred by subsidiary companies in their respective jurisdiction.

The Group has tax losses that are available indefinitely for offset against future taxable profits of the Group. The recoupment of available tax losses as at the 30 June 2014 is contingent upon the following:

•	the Group deriving future assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;
•	the conditions for deductibility imposed by tax legislation continuing to be complied with; and
•	there being no changes in tax legislation which would adversely affect the Group from realising the benefit from the losses.

5.          DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended 30 June 2014 (2013: Nil).

	2014	2013
	$’000	$’000
(a) Franking Credit Balance
Franking credits available to shareholders of Papillon Resources Limited for subsequent financial years	-	-

6.          CASH AND CASH EQUIVALENTS

		2014	2013
	Note	$’000	$’000
Cash on hand		1,227	1,320
Deposits at call		42,062	52,062
	13 (b)	43,289	53,382

7.          TRADE AND OTHER RECEIVABLES

	2014	2013
	$’000	$’000
Accrued interest	303	515
GST/VAT receivable [1]	215	69
Refundable deposits	134	444
Prepayments	164	-
Other	8	11
	824	1,039

Notes:

1	At 30 June 2014, GST/VAT receivables of an initial value of $33,006 (2013: $18,647) were impaired and fully provided for on the basis that they are unlikely to be collectible.

8.          PROPERTY, PLANT AND EQUIPMENT

		2014	2013
	Note	$’000	$’000

(a) Plant and Equipment
At cost		2,852	2,922
Accumulated depreciation and impairment		(1,360)	(1,369)
Net carrying amount		1,492	1,553

(b) Reconciliation
Carry amount at 1 July		1,553	942
Additions		578	830
Disposal		(67)	-
Depreciation	3 (b)	(589)	(440)
Foreign exchange translation difference		17	221
Carrying amount at 30 June, net of depreciation and impairment		1,492	1,553

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	37

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

9.          EXPLORATION AND EVALUATION ASSETS

		2014	2013
	Note	$’000	$’000

(a) Areas of Interest
Mali West (including Fekola)		68,194	53,115
Mali South		4,002	3,441
Carrying amount at end of year[1]		72,196	56,556

(b) Reconciliation
Carrying amount at 1 July		56,556	21,297
Additions		15,353	27,396
Write-off of capitalised exploration and evaluation expenditure	3 (a)	-	(64)
Exchange differences on translation of foreign operations [2]		287	7,927
Carrying amount at 30 June, net of impairment [1]		72,196	56,556

Notes:

1

The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas. The carrying values above are based upon the Group’s assumption that the exploration licenses will be renewed when required, subject to the Company meeting its agreed budgets and work programs. No impairment indicators have been identified by management and the exploration program continues on each area of interest.

2	Exchange differences result from translation from functional currency to presentation currency at reporting date.

10.        TRADE AND OTHER PAYABLES

	2014	2013
	$’000	$’000

Trade creditors	4,862	6,239
Other payables	453	318
	5,315	6,557

11.        CONTRIBUTED EQUITY

		2014	2013
	Note	$’000	$’000
(a) Issued Capital
352,044,210 (2013: 337,544,210) fully paid Ordinary Shares	11 (b)	127,143	114,368
		127,143	114,368

(b)        Movements in Ordinary Shares During the Past Two Years Were as Follows:

		Number of
Date	Details	Ordinary Shares	$	’000

01-Jul-13	Opening balance	337,544,210		114,368
05-Sep-13	Exercise of $0.50 Incentive Options	400,000		200
25-Oct 13	Exercise of $0.50 Incentive Options	400,000		200
11-Nov-13	Exercise of $0.65 Incentive Options	300,000		195
11-Nov-13	Exercise of $0.95 Incentive Options	200,000		190
22-Nov-13	Exercise of $0.80 Incentive Options	600,000		480
04-Feb-14	Exercise of $0.65 Incentive Options	800,000		520
24-Feb-14	Exercise of $0.80 Incentive Options	650,000		520
10-Apr-14	Exercise of $0.65 Incentive Options	400,000		260
17-Apr-14	Exercise of $0.65 Incentive Options	200,000		130
19-Apr-14	Exercise of $0.70 Unlisted Options	300,000		210
13-Jun-14	Exercise of $0.65 Incentive Options	200,000		130
13-Jun-14	Exercise of $0.70 Unlisted Options	2,000,000		1,400
13-Jun-14	Exercise of $0.80 Incentive Options	650,000		520
13-Jun-14	Exercise of $1.00 Incentive Options	150,000		150
26-Jun-14	Exercise of $0.70 Unlisted Options	5,200,000		3,640
26-Jun-14	Exercise of $0.65 Incentive Options	500,000		325
26-Jun-14	Exercise of $0.80 Incentive Options	1,050,000		840
26-Jun-14	Exercise of $1.00 Incentive Options	500,000		500
Jul-13 to Jun-14	Transfer from share-based payments reserve	-		2,415
Jul-13 to Jun-14	Share issue costs	-		(50)
30-Jun-14	Closing Balance	352,044,210		127,143

01-Jul-12	Opening balance	243,640,141		51,109
06-Jul-12	Conversion of Performance Rights	450,000		-
12-Sep-12	Shares issued to acquire 10% of Songhoi Resources SARL	860,000		1,029
19-Oct-12	Exercise of $0.15 Incentive Options	2,000,000		300
Jul-12 to Dec-12	Exercise of $0.20 Listed Options (PIROA)	50,078,069		10,016
25-Mar-13	Share placement	39,500,000		52,930
27-Mar-13	Exercise of $0.50 Incentive Options	450,000		225
28-Jun-13	Conversion of Performance Rights	566,000		-
Jul-12 to Jun-13	Transfer from share-based payments reserve	-		1,566
Jul-12 to Jun-13	Share issue costs	-		(2,807)
30-Jun-13	Closing Balance	337,544,210		114,368

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	39

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

11.        CONTRIBUTED EQUITY (Continued)

(c)        Rights Attaching to Ordinary Shares

The rights attaching to fully paid Ordinary Shares (‘Ordinary Shares’) arise from a combination of the Company's Constitution, statute and general law.

Ordinary Shares issued following the exercise of Incentive Options in accordance with Note 12(c) and the conversion of Performance Rights in accordance with Note 12(d) will rank equally in all respects with the Company's existing Ordinary Shares.

Copies of the Company's Constitution are available for inspection during business hours at the Company's registered office. The clauses of the Constitution contain the internal rules of the Company and define matters such as the rights, duties and powers of its shareholders and directors, including provisions to the following effect (when read in conjunction with the Corporations Act 2001 or Listing Rules).

(i)        Shares

The issue of shares in the capital of the Company and options and rights over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)        Meetings of Members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders.

The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)        Voting

Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)        Changes to the Constitution

The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)        Listing Rules

Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

12.        RESERVES

		2014	2013
	Note	$’000	$’000

Share-based payments reserve	12 (b)	7,296	5,219
Foreign currency translation reserve		4,574	4,555
		11,870	9,774

(a)	Nature and Purpose of Reserves

(i) Share-based payment reserve

The share-based payments reserve is used to record the fair value of options and performance rights issued by the Group.

(ii) Foreign Currency Translation Reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

(b)	Movements in share-based payments reserve during the past two years

		Number of	Number of	Number of
2014		Listed	Incentive	Performance
Date	Details	Options	Options	Rights	$’000

01-Jul-13	Opening Balance	-	18,050,000	3,885,000	5,219
05-Sep-13	Exercise of $0.50 Incentive Options	-	(400,000)	-	(164)
25-Oct 13	Exercise of $0.50 Incentive Options	-	(400,000)	-	(144)
11-Nov-13	Exercise of $0.65 Incentive Options	-	(300,000)	-	(98)
11-Nov-13	Exercise of $0.95 Incentive Options	-	(200,000)	-	(34)
22-Nov-13	Exercise of $0.80 Incentive Options	-	(600,000)	-	(181)
22-Dec-13	Lapse of Performance Rights	-	-	(503,000)	(399)
24-Jan-14	Grant of Performance Rights	-	-	300,000	-
04-Feb-14	Exercise of $0.65 Incentive Options	-	(800,000)	-	(280)
24-Feb-14	Exercise of $0.80 Incentive Options	-	(650,000)	-	(196)
07-Apr-14	Grant of Performance Rights	-	-	295,000	-
08-Apr-14	Grant of Performance Rights	-	-	435,000	-
09-Apr-14	Grant of Performance Rights	-	-	20,000	-
10-Apr-14	Grant of Performance Rights	-	-	500,000	-
10-Apr-14	Exercise of $0.65 Incentive Options	-	(400,000)	-	(131)
17-Apr-14	Exercise of $0.65 Incentive Options	-	(200,000)	-	(75)
19-May-14	Exercise of $0.70 Unlisted Options	-	(300,000)	-	-
13-Jun-14	Exercise of $0.65 Incentive Options	-	(200,000)	-	(75)
13-Jun-14	Exercise of $0.70 Unlisted Options	-	(2,000,000)	-	-
13-Jun-14	Exercise of $0.80 Incentive Options	-	(650,000)	-	(196)
13-Jun-14	Exercise of $1.00 Incentive Options	-	(150,000)	-	(84)
26-Jun-14	Exercise of $0.65 Incentive Options	-	(500,000)	-	(181)
26-Jun-14	Exercise of $0.70 Unlisted Options	-	(5,200,000)	-	-
26-Jun-14	Exercise of $0.80 Incentive Options	-	(1,050,000)	-	(357)
26-Jun-14	Exercise of $1.00 Incentive Options	-	(500,000)	-	(219)
Jul-13 to Jun-14	Share-based payment expense	-	-	-	4,891
30-Jun-14	Closing Balance	-	3,550,000	4,932,000	7,296

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	41

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

12.        RESERVES (Continued)

(b)        Movements in share-based payments reserve during the past two years (Continued)

		Number of	Number of	Number of
2013		Listed	Incentive	Performance
Date	Details	Options	Options	Rights	$’000

01-Jul-12	Opening Balance	50,102,820	21,950,000	450,000	3,048
06-Jul-12	Conversion of Performance Rights	-	-	(450,000)	(315)
03-Sep-12	Grant of $1.00 Incentive Options	-	150,000	-	-
03-Sep-12	Grant of $1.10 Incentive Options	-	150,000	-	-
19-Oct-12	Exercise of $0.15 Incentive Options	-	(2,000,000)	-	(149)
09-Nov-12	Grant of Performance Rights	-	-	1,753,000	-
Jul-12 to Dec-12	Exercise of $0.20 Listed Options (PIROA)	(50,078,069)	-	-	-
31-Dec-12	Expiry of $0.20 Listed Options (PIROA)	(24,751)	-	-	-
15-Feb-13	Grant of Performance Rights	-	-	2,679,000	-
27-Mar-13	Exercise of $0.50 Incentive Options	-	(450,000)	-	(162)
31-May-13	Lapse of $0.80 Incentive Options	-	(1,750,000)	-	-
28-Jun-13	Conversion of Performance Rights	-	-	(566,000)	(940)
28-Jun-13	Grant of Performance Rights	-	-	19,000	-
Jul-12 to Jun-13	Share-based payment expense	-	-	-	3,737
30-Jun-13	Closing Balance	-	18,050,000	3,885,000	5,219

(c)        Terms and Conditions of Incentive Options

The Incentive Options are granted based upon the following terms and conditions:

•	Each Incentive Option entitles the holder to subscribe for one Ordinary Share upon exercise of each Incentive Option;

•	The Incentive Options have the following exercise prices and expiry dates:

	•	750,000 Incentive Options exercisable at $0.80 each on or before 20 September 2014;
	•	300,000 Incentive Options exercisable at $0.50 each on or before 18 October 2014;
	•	1,100,000 Incentive Options exercisable at $0.65 each on or before 18 October 2014;
	•	250,000 Incentive Options exercisable at $0.61 each on or before 26 October 2014;
	•	650,000 Incentive Options exercisable at $1.10 each on or before 30 June 2015; and
	•	500,000 Incentive Options exercisable at $1.20 each on or before 30 June 2015.

•	The Incentive Options have vested and are exercisable at any time prior to the Expiry Date.

•	Ordinary Shares issued on exercise of the Incentive Options rank equally with the then Ordinary Shares of the Company;

•	application will be made by the Company to ASX for official quotation of the Ordinary Shares issued upon the exercise of the Incentive Options;

•

if there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	no application for quotation of the Incentive Options will be made by the Company.

(d)        Terms and Conditions of Performance Rights

The unlisted performance share rights (‘Performance Rights’) were granted based upon the following terms and conditions:

•	each Performance Right automatically converts into one Ordinary Share upon vesting of the Performance Right;

•	each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

•	The following Performance Rights granted during the financial year had the following expiry dates:

	•	170,000 Performance Rights expiring on 30 June 2015;
	•	590,000 Performance Rights expiring on 30 June 2016; and
	•	790,000 Performance Rights expiring on 30 June 2017.

•	the Performance Rights granted, originally vested upon the following performance conditions:

•

delivery of a positive DFS and value engineering, and the Company making a decision to proceed to development of operation evidenced by the Board resolving to continue to develop the Project on or before 30 June 2015;

•

construction milestone - completion of an agreed % (to be determined by the Board no later than the completion of the DFS Milestone) of the project development phase, as per the project development schedule and budget approved by the Board in accordance with the DFS Milestone on or before 30 June 2016; and

• achievement of first gold pour on or before 30 June 2017.

•	Ordinary Shares issued on conversion of the Performance Rights rank equally with the then Ordinary Shares of the Company;

•	application will be made by the Company to ASX for official quotation of the Ordinary Shares issued upon conversion of the Performance Rights;

•

if there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	no application for quotation of the Performance Rights will be made by the Company;

•

without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them; and

•

Subsequent to year end and up until the date of this report, 4,932,000 Ordinary Shares have been issued as a result of the conversion of 4,932,000 Performance Rights (with expiry dates between 30 June 2015 and 30 June 2017) following the satisfaction of relevant change of control conditions.

13.        STATEMENT OF CASH FLOWS

(a)        Reconciliation of the Net Loss after Tax to the Net Cash Flows from Operations

		2014	2013
	Note	$’000	$’000

Loss for the year		(8,363)	(6,392)

Adjustment for non-cash income and expense items
Depreciation and amortisation	3 (b)	51	39
Share based payment expense	3 (c)	4,492	3,737
Write-off of exploration and evaluation expenditure	3 (a)	-	64
Deferred acquisition expenses		-	550

Change in operating assets and liabilities
(Increase)/decrease in trade and other receivables		81	(158)
(Increase)/decrease in prepayments		(133)	-
Increase/(decrease) in operating trade and other payables		1,327	(264)
Net cash outflow from operating activities		(2,545)	(2,424)

(b) Reconciliation of Cash
Cash at bank and on hand	6	43,289	53,382
		43,289	53,382

(c)        Non-cash Financing and Investing Activities

		2014	2013
	Note	$’000	$’000

Acquisition of non-controlling interests (with shares)	11 (b)	-	1,029
		-	1,029

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	43

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

14.        EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2014	2013
	$’000	$’000

Net (loss) used in calculating basic earnings per share	(8,363)	(6,386)

	Number of	Number of
	Ordinary	Ordinary
	Shares	Shares
	2014	2013

Weighted average number of Ordinary Shares used in calculating basic and diluted earnings per share	339,801,470	285,311,021

(a)        Non-Dilutive Securities

As at balance date, 3,550,000 Incentive Options (which represent 3,550,000 potential Ordinary Shares), and 4,932,000 Performance Rights (which represent 4,932,000 potential Ordinary Shares) were considered non-dilutive as they would decrease the loss per share.

(b)        Conversions, Calls, Subscriptions or Issues after 30 June 2014

Since 30 June 2014, the Company has issued 4,932,000 Ordinary Shares as a result of the conversion of 4,932,000 Performance Rights (with expiry dates between 30 June 2015 and 30 June 2017) following the satisfaction of relevant change of control conditions.

Other than as outlined above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

15.        RELATED PARTIES

(a)        Subsidiaries

		Equity Interest[1]
	Country of	2014	2013
Name	Incorporation	%	%
Mali Goldfields SARL	Mali	90	90
Songhoi Resources SARL	Mali	90	90
Bamagold SARL[2]	Mali	90	90
Waraba Resources SARL[2]	Mali	90	90
PIR Mali SARL[3]	Mali	100	100
Papillon Exploration (AUS) [4]	Australia	100	100
Papillon Mining (AUS) [4]	Australia	100	100
Papillon Exploration (UK) [5]	United Kingdom	100	100
Papillon Mining (UK) [5]	United Kingdom	100	100

Notes:

1	The proportion of ownership interest is equal to the proportion of voting power held.
2	These dormant entities are 100% owned subsidiaries of Mali Goldfields SARL.
3	Registered on 24 December 2010.
4	Registered on 24 April 2013.
5	Registered on 11 June 2013.

(b)        Ultimate Parent

Papillon Resources Limited is the ultimate parent of the Group.

(c)        Key Management Personnel

Details relating to Key Management Personnel, including remuneration paid, are included in the remuneration report.

(d)        Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Transactions with Key Management Personnel, including remuneration and equity holdings, are included in the remuneration report.

16.        PARENT ENTITY DISCLOSURES

	2014	2013
	$’000	$’000
(a) Financial Position
Assets
Current Assets	43,900	53,902
Non-Current Assets	66,312	46,231
Total Assets	110,212	100,133

Liabilities
Current Liabilities	4,049	492
Total Liabilities	4,049	492

Equity
Contributed equity	127,143	114,368
Accumulated losses	(28,276)	(19,947)
Reserves	7,296	5,220
Total Equity	106,163	99,641

(b) Financial Performance
Loss for the year	(8,329)	(6,943)
Other comprehensive income	-	-
Total comprehensive loss	(8,329)	(6,943)

(c)        Contingent Assets and Liabilities

Refer to Note 23 for contingent assets and liabilities of the Parent Entity.

(d)        Lease Commitments

Refer to Note 24 for lease commitments of the Parent Entity.

17.        KEY MANAGEMENT PERSONNEL

The aggregate compensation made to directors and other members of key management personnel of the Company and the Group is set out below:

	2014	2013
	$’000	$’000

Short-term employee benefits	2,003	1,768
Post-employment benefits	200	85
Share-based payments	4,134	2,903
Total compensation	6,337	4,756

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	45

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

18.        SHARE-BASED PAYMENTS

(a)        Recognised Share-based Payment Expense

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the past two years, the following equity-settled share-based payments have been recognised:

	2014	2013
	$’000	$’000

Expense arising from equity-settled share-based payment transactions	4,492	3,737

(b)        Summary of Options and Rights Granted as Share-Based Payments

The following table illustrates the number and weighted average exercise prices (WAEP) of Incentive Options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2014	2014	2013	2013
	Number	WAEP	Number	WAEP
Outstanding at beginning of year	14,435,000	$0.56	14,900,000	$0.65
Granted by the Company during the year	1,550,000	-	4,751,000	$0.07
Exercised/Converted during the year	(7,000,000)	$0.74	(3,466,000)	$0.15
Lapsed during the year	(503,000)	-	(1,750,000)	$0.80
Outstanding at end of year	8,482,000	$0.35	14,435,000	$0.56

The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:

2014
Options/
Rights		Security		Grant		Exercise	Grant Date
Series	Issuing Entity	Type	Number	Date	Expiry Date	Price	Fair Value
Series 1	Papillon Resources Limited	Rights	100,000	24-Jan-14	30-Jun-15	Nil	$1.2550
Series 2	Papillon Resources Limited	Rights	100,000	24-Jan-14	30-Jun-16	Nil	$1.2550
Series 3	Papillon Resources Limited	Rights	100,000	24-Jan-14	30-Jun-17	Nil	$1.2550
Series 4	Papillon Resources Limited	Rights	118,000	7-Apr-14	30-Jun-16	Nil	$1.2800
Series 5	Papillon Resources Limited	Rights	177,000	7-Apr-14	30-Jun-17	Nil	$1.2800
Series 6	Papillon Resources Limited	Rights	70,000	8-Apr-14	30-Jun-15	Nil	$1.2550
Series 7	Papillon Resources Limited	Rights	164,000	8-Apr-14	30-Jun-16	Nil	$1.2550
Series 8	Papillon Resources Limited	Rights	201,000	8-Apr-14	30-Jun-17	Nil	$1.2550
Series 9	Papillon Resources Limited	Rights	8,000	9-Apr-14	30-Jun-16	Nil	$1.3600
Series 10	Papillon Resources Limited	Rights	12,000	9-Apr-14	30-Jun-17	Nil	$1.3600
Series 11	Papillon Resources Limited	Rights	200,000	10-Apr-14	30-Jun-16	Nil	$1.3750
Series 12	Papillon Resources Limited	Rights	300,000	10-Apr-14	30-Jun-17	Nil	$1.3750

Terms of securities issued in 2013 were modified following shareholder approval on 10 April 2014 as detailed below:

2013								Grant
Options/					Original	Amended		Date
Rights		Security		Grant	Expiry	Expiry	Exercise	Fair
Series	Issuing Entity	Type	Number	Date	Date	Date	Price	Value
Series 1	Papillon Resources Limited	Options	150,000	03-Sep-12	30-Jun-14	-	$1.000	$0.5608
Series 2	Papillon Resources Limited	Options	150,000	03-Sep-12	30-Jun-15	-	$1.100	$0.6380
Series 3	Papillon Resources Limited	Rights	220,000	09-Nov-12	30-Jun-13	-	Nil	$1.7750
Series 4	Papillon Resources Limited	Rights	408,000	09-Nov-12	30-Jun-14	30-Jun-15	Nil	$1.7750
Series 5	Papillon Resources Limited	Rights	507,000	09-Nov-12	30-Jun-15	30-Jun-16	Nil	$1.7750
Series 6	Papillon Resources Limited	Rights	618,000	09-Nov-12	30-Jun-16	30-Jun-17	Nil	$1.7750
Series 7	Papillon Resources Limited	Rights	110,000	01-Feb-13	30-Jun-13	-	Nil	$1.6400
Series 8	Papillon Resources Limited	Rights	135,000	01-Feb-13	30-Jun-14	30-Jun-15	Nil	$1.6400
Series 9	Papillon Resources Limited	Rights	165,000	01-Feb-13	30-Jun-15	30-Jun-16	Nil	$1.6400
Series 10	Papillon Resources Limited	Rights	165,000	01-Feb-13	30-Jun-16	30-Jun-17	Nil	$1.6400
Series 11	Papillon Resources Limited	Rights	236,000	15-Feb-13	30-Jun-13	-	Nil	$1.5640
Series 12	Papillon Resources Limited	Rights	394,000	15-Feb-13	30-Jun-14	30-Jun-15	Nil	$1.5640
Series 13	Papillon Resources Limited	Rights	473,000	15-Feb-13	30-Jun-15	30-Jun-16	Nil	$1.5640
Series 14	Papillon Resources Limited	Rights	473,000	15-Feb-13	30-Jun-16	30-Jun-17	Nil	$1.5640
Series 15	Papillon Resources Limited	Rights	264,000	15-Feb-13	30-Jun-15	30-Jun-16	Nil	$1.5550
Series 16	Papillon Resources Limited	Rights	264,000	15-Feb-13	30-Jun-16	30-Jun-17	Nil	$1.5550
Series 17	Papillon Resources Limited	Rights	8,000	28-Jun-13	30-Jun-15	30-Jun-16	Nil	$0.6700
Series 18	Papillon Resources Limited	Rights	11,000	28-Jun-13	30-Jun-16	30-Jun-17	Nil	$0.6700

(c)        Weighted Average Remaining Contractual Life

At 30 June 2014, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.51 years (2013: 1.55 years).

(d)        Range of Exercise Prices

At 30 June 2014, the range of exercise prices of Incentive Options and Performance Rights on issue that had been granted as share-based payments was nil to $1.20 (2013: nil to $1.20) .

(e)        Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended 30 June 2014 was $1.30 (2013: $1.59) .

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	47

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

18.        SHARE-BASED PAYMENTS (Continued)

(f)        Option and Rights Pricing Model

The fair value of the equity-settled Incentive Options and Performance Rights granted are estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which Incentive Options and Performance Rights were granted.

The table below lists the inputs to the valuation model used for Incentive Options and Performance Rights granted by the Group during the last two years:

2014	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6
Inputs
Security type	Rights	Rights	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-	-	-
Grant date share price	$1.2550	$1.2550	$1.2550	$1.2800	$1.2800	$1.2550
Dividend yield [1]	-	-	-	-	-	-
Volatility [2]	-	-	-	-	-	-
Risk-free interest rate	-	-	-	-	-	-
Grant date	24-Jan-14	24-Jan-14	24-Jan-14	7-Apr-14	7-Apr-14	8-Apr-14
Expiry date	30-Jun-15	30-Jun-16	30-Jun-17	30-Jun-16	30-Jun-17	30-Jun-15
Expected life[4]	1.43 years	2.43 years	3.43 years	2.23 years	3.23 years	1.23 years
Fair value at grant date[5]	$1.2550	$1.2550	$1.2550	$1.2800	$1.2800	$1.2550

2014	Series 7	Series 8	Series 9	Series 10	Series 11	Series 12
Inputs
Security type	Rights	Rights	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-	-	-
Grant date share price	$1.2550	$1.2550	$1.3600	$1.3600	$1.3750	$1.3750
Dividend yield [1]	-	-	-	-	-	-
Volatility [2]	-	-	-	-	-	-
Risk-free interest rate	-	-	-	-	-	-
Grant date	8-Apr-14	8-Apr-14	9-Apr-14	9-Apr-14	10-Apr-14	10-Apr-14
Expiry date	30-Jun-16	30-Jun-17	30-Jun-16	30-Jun-17	30-Jun-16	30-Jun-17
Expected life[4]	2.23 years	3.23 years	2.23 years	3.23 years	2.22 years	3.23 years
Fair value at grant date[5]	$1.2550	$1.2550	$1.3600	$1.3600	$1.3750	$1.3750

2013	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7
Inputs
Security type	Options	Options	Rights	Rights	Rights	Rights	Rights
Exercise price	$1.00	$1.10	-	-	-	-	-
Grant date share price	$1.12	$1.12	$1.7750	$1.7750	$1.7750	$1.7750	$1.6400
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	2.68%	2.47%	2.67%	2.67%	2.61%	2.61%	2.81%
Grant date	10-Jul-12	10-Jul-12	08-Nov-12	08-Nov-12	08-Nov-12	08-Nov-12	31-Dec-12
Issue Date	03-Sep-12	03-Sep-12	09-Nov-12	09-Nov-12	09-Nov-12	09-Nov-12	01-Feb-13
Original Expiry date	30-Jun-14	30-Jun-15	30-Jun-13	30-Jun-14	30-Jun-15	30-Jun-16	30-Jun-13
Amended Expiry date[3]	-	-	-	30-Jun-15	30-Jun-16	30-Jun-17	-
Expected life[4]	1.82 years	2.82 years	0.64 years	2.64 years	3.64 years	4.64 years	0.50 years
Fair value at grant date[5]	$0.5608	$0.6380	$1.7750	$1.7750	$1.7750	$1.7750	$1.6400

2013	Series 8	Series 9	Series 10	Series 11	Series 12	Series 13	Series 14
Inputs (Continued)
Security type	Rights	Rights	Rights	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-	-	-	-
Grant date share price	$1.6400	$1.6400	$1.6400	$1.5640	$1.5640	$1.5640	$1.5640
Dividend yield [1]	-	-	-	-	-	-	-
Volatility [2]	90%	90%	90%	90%	90%	90%	90%
Risk-free interest rate	2.81%	2.86%	2.86%	2.79%	2.79%	2.84%	2.84%
Grant date	31-Dec-12	31-Dec-12	31-Dec-12	27-Nov-12	27-Nov-12	27-Nov-12	27-Nov-12
Issue Date	01-Feb-13	01-Feb-13	01-Feb-13	15-Feb-13	15-Feb-13	15-Feb-13	15-Feb-13
Original Expiry date	30-Jun-14	30-Jun-15	30-Jun-16	30-Jun-13	30-Jun-14	30-Jun-15	30-Jun-16
Amended Expiry date[3]	30-Jun-15	30-Jun-16	30-Jun-17	-	30-Jun-15	30-Jun-16	30-Jun-17
Expected life[4]	2.50 years	3.50 years	4.50 years	0.59 years	2.59 years	3.59 years	4.59 years
Fair value at grant date[5]	$1.6400	$1.6400	$1.6400	$1.5640	$1.5640	$1.5640	$1.5640

2013	Series 15	Series 16	Series 17	Series 18
Inputs (Continued)
Security type	Rights	Rights	Rights	Rights
Exercise price	-	-	-	-
Grant date share price	$1.5550	$1.5550	$0.6700	$0.6700
Dividend yield [1]	-	-	-	-
Volatility [2]	90%	90%	-	-
Risk-free interest rate	2.84%	2.84%	2.58%	2.76%
Grant date	15-Feb-13	15-Feb-13	28-Jun-13	28-Jun-13
Issue Date	15-Feb-13	15-Feb-13	28-Jun-13	28-Jun-13
Original Expiry date	30-Jun-15	30-Jun-16	30-Jun-15	30-Jun-16
Amended Expiry date[3]	30-Jun-16	30-Jun-17	30-Jun-16	30-Jun-17
Expected life[4]	3.37 years	4.37 years	3.01 years	4.01 years
Fair value at grant date[5]	$1.5550	$1.5550	$0.6700	$0.6700

Notes:

[1]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	Following shareholder approval on 10 April 2014 the expiry date of existing Performance Rights was extended by 12 months.
[4]	The expected life is based on the expiry date as there is limited track record of early exercise.
[5]	Performance rights are valued by reference to the underlying share price on grant date.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	49

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

19.        AUDITORS’ REMUNERATION

The auditor of Papillon Resources Limited is Deloitte Touche Tohmastu.

	2014	2013
	$	$
Amounts received or due and receivable by Deloitte Touche Tohmastu for:
• an audit or review of the financial report of the entity and any other entity in the
consolidated group	57,950	-
Amounts received or due and receivable by BDO Audit (WA) Pty Ltd for:
• an audit or review of the financial report of the entity and any other entity in the
consolidated group	-	41,302
Amounts received or due and receivable by EGCC International for:
• an audit or review of the financial report of the Company’s Malian subsidiaries	17,738	25,162
• training fees	-	483
	75,688	66,947

20.        SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Consolidated Entity.

(a)        Reconciliation of Non-current Assets by geographical location

	2014	2013
	$’000	$’000
Australia	107	143
Republic of Mali	73,581	57,966
	73,688	58,109

Non-Current Assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and intangible assets.

21.        FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)        Overview

The Group's principal financial instruments comprise receivables, payables, cash and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)        Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and trade and other receivables.

The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	2014	2013
	$’000	$’000
Cash and cash equivalents	43,289	53,382
Trade and other receivables	660	1,039
	43,959	54,421

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group does not have any significant customers and accordingly does not have any significant exposure to bad or doubtful debts. Trade and other receivables are comprised primarily of accrued interest income and GST/VAT refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures

(c)        Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. As at 30 June 2014 and the date of this report, the Group has sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months	6-12 Months	1-5 Years	≥5 Years	Total
	$’000	$’000	$’000	$’000	$’000
2014
Group
Financial Assets
Cash and cash equivalents	43,289	-	-	-	43,289
Trade and other receivables	660	-	-	-	660
	43,959	-	-	-	43,959

Financial Liabilities
Trade and other payables	5,315	-	-	-	5,315
	5,315	-	-	-	5,315

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	51

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

21.        FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d)        Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	2014	2013
	$’000	$’000
Interest-bearing financial instruments
Cash at bank and on hand	43,289	53,382
	43,289	53,382

The Group's cash at bank and on hand and short term deposits had a weighted average floating interest rate at year end of 3.59% (2013: 4.40%) ..

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit and loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2013.

	Profit or loss		Other Comprehensive Income
	+ 100 basis	- 100 basis	+ 100 basis	- 100 basis
	points	points	points	points
	$’000	$’000	$’000	$’000

2014
Group
Cash and cash equivalents	433	(433)	433	(433)

2013
Group
Cash and cash equivalents	534	(534)	534	(534)

(e)        Foreign Currency Risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the CFA franc, Euro, and US dollar.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The Group has not formalised a foreign currency risk management policy however, it monitors its foreign currency expenditure in light of exchange rate movements.

The functional currency of the subsidiary companies is the CFA franc. All parent entity balances are in Australian dollars and all Group balances are in either Australian dollars or CFA francs.

	2014 AUD Equivalent $’000	2013 AUD Equivalent $’000
Foreign Currency
Group
Financial Assets
Cash and cash equivalents	61	67
Trade and other receivables	153	454
	214	521

Financial Liabilities
Trade and other payables	1,265	5,879
	1,265	5,879
Net Exposure	(1,051)	(5,358)

Foreign exchange rate sensitivity

At the reporting date, had the Australian dollar appreciated or depreciated against CFA franc as illustrated in the table below, Profit or Loss and Other Comprehensive Income would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10%	10%	10%	10%
	increase	Decrease	increase	decrease
	$’000	$’000	$’000	$’000

2014
Group
Australian dollar to CFA franc	-	-	105	(105)

2013
Group
Australian dollar to CFA franc	-	-	536	(536)

(e)        Capital Management

The Group defines its capital as total equity of the Group, being $112,485,818 for the year ended 30 June 2014 (2013: $105,973,422). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily equity based financing. The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares.

The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year. During the next 12 months, the Group will continue to explore project financing opportunities, primarily consisting of additional issues of equity.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	53

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014
(Continued)

22.       FINANCIAL INSTRUMENTS

(a)        Fair Value Measurement

At 30 June 2014 and 30 June 2013 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount due to their short term nature. No financial instruments are subsequently carried at fair value.

23.       CONTINGENT ASSETS AND LIABILITIES

(a)        Contingent Assets

As at the date of this report, no contingent assets had been identified in relation to the 30 June 2014 financial year.

(b)        Contingent Liabilities

ZTS Claim

On April 7, 2014, the Company announced that a local Malian company, Etablissements Zoumana Traoré SARL (ZTS), had filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi Resources SARL (Songhoi). Papillon’s Medinandi tenement is owned by Songhoi which is a joint venture company between Papillon, who owns 90%, and its local joint venture partner, Mani SARL (Mani), who owns 10%. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, the Company announced that a judge of the Commercial Court of Bamako had dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. The hearing was supposed to be limited to the question of jurisdiction and Papillon was not given an opportunity to submit arguments on the merits of the case. Notwithstanding, it seems that the judge decided that ZTS holds 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Mani. The Company considers the decision to be totally unlawful and has appealed the decision to the Court of Appeal in Bamako. The Company remains confident that the rule of law will prevail, even if the Company has to appeal all the way to the Supreme Court in Bamako or the Cour Commune de Justice et d'Arbitrage (CCJA) in Abidjan. In addition, Papillon has initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which has been registered by the ICC Secretariat.

The Company believes that it is not probable that the claim by ZTS will be successful and accordingly, no provision for any liability has been recognised in these financial statements.

24.       COMMITMENTS

Management have identified the following material commitments for the consolidated group as at 30 June 2014 and 30 June 2013:

2014	Payable within 1 year $’000	Payable within 1 year less than 5 years $’000	Total $’000

Lease commitments
Minimum lease payments	50	-	50

2013	Payable within 1 year ’000	Payable within 1 year less than 5 years ’000	Total ’000

Lease commitments
Minimum lease payments	45	-	45

(a)        Lease commitments

During the 2014 financial year the Group entered into a commercial lease on its office premises. The lease has a term of 12 months to 30 March 2015 and can be terminated with a notice of 3 months.

25.       NON-CONTROLLING INTEREST

	Consolidated
	2014	2013
	$’000	$’000

Contributed equity	661	661
Foreign currency translation reserve	418	413
Accumulated losses	(192)	(192)
	887	882

26.       EVENTS SUBSEQUENT TO BALANCE DATE

(i)

On 23 September 2014, the Scheme became effective following approval by Papillon shareholders, B2Gold shareholders, and the Federal Court of Australia. Implementation of the Scheme and issue of the Scheme consideration is due to occur on or around 3 October 2014. Transaction costs incurred (or which are expected to be incurred) by Papillon in relation to the implementation of the Scheme are currently estimated at $6.15 million, comprising fees payable to financial advisors, legal advisors, independent experts, auditors, taxation advisers, share registry, printing and other associated costs. Of the total transaction costs, $0.64 million was incurred during the 2014 year and has been recognised in the financial statements as at 30 June 2014.

Other than as outlined above, at the date of this report, there are no matters or circumstances, which have arisen since 30 June 2014 that have significantly affected or may significantly affect:

  the operations, in financial years subsequent to 30 June 2014, of the Consolidated Entity;

  the results of those operations, in financial years subsequent to 30 June 2014, of the Consolidated Entity; or

  the state of affairs, in financial years subsequent to 30 June 2014, of the Consolidated Entity.

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	55

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Papillon Resources Limited:

1.	In the opinion of the directors:

(a)

the attached consolidated financial statements, notes and the additional disclosures included in the directors' report designated as audited, are in accordance with the Corporations Act 2001, including:

(i) section 296 (compliance with accounting standards and Corporations Regulations 2001); and

(ii) section 297 (gives a true and fair view of the financial position as at 30 June 2014 and of the performance for the year ended on that date of consolidated group); and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.

3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended 30 June 2014.

On behalf of the Board

MARK CONNELLY
Managing Director and CEO

26 September 2014

INDEPENDENT AUDITOR’S REPORT

Papillon Resources Limited ANNUAL FINANCIAL REPORT 2014	57